FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 25, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit    Description

No.1       RNS Announcement, re:DR3.1.4R(1) NOTIFICATION dated 25 October 2005



British Energy Group plc


25 October 2005


NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS


Please complete all relevant boxes should in block capital letters.



1        Name of the issuer                             2      State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

                                                               (ii)
         BRITISH ENERGY GROUP PLC


3        Name of person discharging managerial          4      State whether notification relates to a person
         responsibilities/director                             Connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

                                                               N/A
         CLARE SPOTTISWOODE


5        Indicate whether the notification is in        6      Description of shares (including class),
         respect of a holding of the person referred to        Debentures or derivatives or financial
         in 3 or 4 above or in respect of a                    instruments relating to shares
         non-beneficial interest (note 3)

         BENEFICIAL INTEREST                                   10p ORDINARY SHARES


7        Name of registered shareholders(s) and, if     8      State the nature of the transaction
         more than one, the number of shares held by
         each of them

         CLARE SPOTTISWOODE                                    AS PART OT REMUNERATION 439 SHARES WERE
                                                               PURCHASED


9        Number of shares, debentures or financial      10     Percentage of issued class acquired (treasury
         instruments relating to shares acquired               Shares of that class should not be taken into
                                                               account when calculating percentage)

                                                               0.0%
         439 SHARES


11       Number of shares, debentures or financial      12     Percentage of issued class disposed (treasury
         Instruments relating to shares disposed               Shares of that class should not be taken into
                                                               account when calculating percentage)

                                                               N/A
         N/A


13       Price per share or value of transaction        14     Date and place of transaction

         426p                                                  24 OCTOBER 2005, LONDON


15       Total holding following notification and total 16     Date issuer informed of transaction
         Percentage holding following notification (any
         treasury shares should not be taken into
         account when calculating percentage)

         3,673 SHARES                                          24 OCTOBER 2005

         0.0%


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17       Date of grant                                 18     Period during which or date on which it can be
                                                              exercised

                                                              N/A
         N/A


19       Total amount paid (if any) for grant of the   20     Description of shares or debentures involved
         Option                                               (class and number)

         N/A                                                  N/A


21       Exercise price (if fixed at time of grant) or 22     Total number of shares or debentures over
         indication that price is to be fixed at the          Which options held following notification
         time of exercise

                                                              N/A
         N/A


23       Any additional information                    24     Name of contact and telephone number for
                                                              Queries

                                                              JOHN SEARLES 01506 408715
         N/A


 Name and signature of duly authorised officer of issuer responsible for making notification

Robert Armour (Company Secretary)

Date of notification:  24 OCTOBER 2005





NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS


Please complete all relevant boxes should in block capital letters.


1        Name of the issuer                             2      State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

                                                               (iii)
         BRITISH ENERGY GROUP PLC


3        Name of person discharging managerial          4      State whether notification relates to a person
         responsibilities/director                             connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

                                                               N/A
         BILL COLEY


5        Indicate whether the notification is in        6      Description of shares (including class),
         respect of a holding of the person referred to        debentures or derivatives or financial
         in 3 or 4 above or in respect of a                    instruments relating to shares
         non-beneficial interest (note 3)

         BENEFICIAL INTEREST                                   10p ORDINARY SHARES


7        Name of registered shareholders(s) and, if     8      State the nature of the transaction
         more than one, the number of shares held by
         each of them

         BILL COLEY                                            AS PART OT REMUNERATION 439 SHARES WERE
                                                               PURCHASED


9        Number of shares, debentures or financial      10     Percentage of issued class acquired (treasury
         instruments relating to shares acquired               shares of that class should not be taken into
                                                               account when calculating percentage)

                                                               0.0%
         439 SHARES


11       Number of shares, debentures or financial      12     Percentage of issued class disposed (treasury
         Instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)

                                                               N/A
         N/A


13       Price per share or value of transaction        14     Date and place of transaction

         426p                                                  24 OCTOBER 2005, LONDON


15       Total holding following notification and total 16     Date issuer informed of transaction
         percentage holding following notification (any
         treasury shares should not be taken into
         account when calculating percentage)

         8,905 SHARES                                          24 OCTOBER 2005
         0.0%


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17       Date of grant                                 18     Period during which or date on which it can be
                                                              exercised

                                                              N/A
         N/A



19       Total amount paid (if any) for grant of the   20     Description of shares or debentures involved
         Option                                               (class and number)

         N/A                                                  N/A


21       Exercise price (if fixed at time of grant) or 22     Total number of shares or debentures over which
         indication that price is to be fixed at the          options held following notification
         time of exercise

                                                              N/A
         N/A


23       Any additional information                    24     Name of contact and telephone number for
                                                              Queries

                                                              JOHN SEARLES 01506 408715
         N/A


 Name and signature of duly authorised officer of issuer responsible for making notification

Robert Armour (Company Secretary)

Date of notification:  24 OCTOBER 2005



NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS


Please complete all relevant boxes should in block capital letters.


1        Name of the issuer                             2      State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

                                                               (ii)
         BRITISH ENERGY GROUP PLC


3        Name of person discharging managerial          4      State whether notification relates to a person
         responsibilities/director                             connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

                                                               N/A
         PASCAL COLOMBANI


5        Indicate whether the notification is in        6      Description of shares (including class),
         respect of a holding of the person referred to        debentures or derivatives or financial
         in 3 or 4 above or in respect of a                    instruments relating to shares
         non-beneficial interest (note 3)

         BENEFICIAL INTEREST                                   10p ORDINARY SHARES


7        Name of registered shareholders(s) and, if     8      State the nature of the transaction
         more than one, the number of shares held by
         each of them

         PASCAL COLOMBANI                                      AS PART OT REMUNERATION 439 SHARES WERE
                                                               PURCHASED


9        Number of shares, debentures or financial      10     Percentage of issued class acquired (treasury
         instruments relating to shares acquired               shares of that class should not be taken into
                                                               account when calculating percentage)

                                                               0.0%
         439 SHARES


11       Number of shares, debentures or financial      12     Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)

                                                               N/A
         N/A


13       Price per share or value of transaction        14     Date and place of transaction

         426p                                                  24 OCTOBER 2005, LONDON


15       Total holding following notification and total 16     Date issuer informed of transaction
         percentage holding following notification (any
         treasury shares should not be taken into
         account when calculating percentage)

         3,582 SHARES


                                                               24 OCTOBER 2005
         0.0%



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes




17       Date of grant                                 18     Period during which or date on which it can be
                                                              exercised



                                                              N/A
         N/A



19       Total amount paid (if any) for grant of the   20     Description of shares or debentures involved
         Option                                               (class and number)



         N/A                                                  N/A


21       Exercise price (if fixed at time of grant) or 22     Total number of shares or debentures over which
         indication that price is to be fixed at the          options held following notification
         time of exercise


                                                              N/A


         N/A


23       Any additional information                    24     Name of contact and telephone number for
                                                              Queries



                                                              JOHN SEARLES 01506 408715
         N/A


 Name and signature of duly authorised officer of issuer responsible for making notification







Robert Armour (Company Secretary)



Date of notification:  24 OCTOBER 2005







NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS











Please complete all relevant boxes should in block capital letters.


1        Name of the issuer                             2      State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or



                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or



                                                               (iii) both (i) and (ii)



                                                               (ii)



         BRITISH ENERGY GROUP PLC


3        Name of person discharging managerial          4      State whether notification relates to a person
         responsibilities/director                             connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person



                                                               N/A

         JOHN DELUCCA


5        Indicate whether the notification is in        6      Description of shares (including class),
         respect of a holding of the person referred to        debentures or derivatives or financial
         in 3 or 4 above or in respect of a                    instruments relating to shares
         non-beneficial interest (note 3)



         BENEFICIAL INTEREST
                                                               10p ORDINARY SHARES


7        Name of registered shareholders(s) and, if     8      State the nature of the transaction
         more than one, the number of shares held by
         each of them



         JOHN DELUCCA

                                                               AS PART OT REMUNERATION 446 SHARES WERE
                                                               PURCHASED


9        Number of shares, debentures or financial      10     Percentage of issued class acquired (treasury
         instruments relating to shares acquired               shares of that class should not be taken into
                                                               account when calculating percentage)



                                                               0.0%
         446 SHARES



11       Number of shares, debentures or financial      12     Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)



                                                               N/A
         N/A


13       Price per share or value of transaction        14     Date and place of transaction



         426p                                                  24 OCTOBER 2005, LONDON


15       Total holding following notification and total 16     Date issuer informed of transaction
         percentage holding following notification (any
         treasury shares should not be taken into
         account when calculating percentage)



         3,607 SHARES


                                                               24 OCTOBER 2005
         0.0%



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes




17       Date of grant                                 18     Period during which or date on which it can be
                                                              exercised



                                                              N/A
         N/A



19       Total amount paid (if any) for grant of the   20     Description of shares or debentures involved
         Option                                               (class and number)



         N/A                                                  N/A


21       Exercise price (if fixed at time of grant) or 22     Total number of shares or debentures over which
         indication that price is to be fixed at the          options held following notification
         time of exercise


                                                              N/A


         N/A


23       Any additional information                    24     Name of contact and telephone number for
                                                              Queries



                                                              JOHN SEARLES 01506 408715
         N/A


 Name and signature of duly authorised officer of issuer responsible for making notification







Robert Armour (Company Secretary)



Date of notification:  24 OCTOBER 2005







NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS











Please complete all relevant boxes should in block capital letters.


1        Name of the issuer                             2      State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or



                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or



                                                               (iii) both (i) and (ii)



                                                               (ii)



         BRITISH ENERGY GROUP PLC


3        Name of person discharging managerial          4      State whether notification relates to a person
         responsibilities/director                             connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person



                                                               N/A

         IAN HARLEY


5        Indicate whether the notification is in        6      Description of shares (including class),
         respect of a holding of the person referred to        debentures or derivatives or financial
         in 3 or 4 above or in respect of a                    instruments relating to shares
         non-beneficial interest(note 3)



         BENEFICIAL INTEREST
                                                               10p ORDINARY SHARES


7        Name of registered shareholders(s) and, if     8      State the nature of the transaction
         more than one, the number of shares held by
         each of them



         IAN HARLEY

                                                               AS PART OT REMUNERATION 439 SHARES WERE
                                                               PURCHASED


9        Number of shares, debentures or financial      10     Percentage of issued class acquired (treasury
         instruments relating to shares acquired               shares of that class should not be taken into
                                                               account when calculating percentage)



                                                               0.0%
         439 SHARES



11       Number of shares, debentures or financial      12     Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)



                                                               N/A
         N/A


13       Price per share or value of transaction        14     Date and place of transaction



         426p                                                  24 OCTOBER 2005, LONDON


15       Total holding following notification and total 16     Date issuer informed of transaction
         percentage holding following notification (any
         treasury shares should not be taken into
         account when calculating percentage)



         3,622 SHARES

         84 WARRANTS
                                                               24 OCTOBER 2005
         0.0%



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes




17       Date of grant                                 18     Period during which or date on which it can be
                                                              exercised



                                                              N/A
         N/A



19       Total amount paid (if any) for grant of the   20     Description of shares or debentures involved
         Option                                               (class and number)



         N/A                                                  N/A


21       Exercise price (if fixed at time of grant) or 22     Total number of shares or debentures over which
         indication that price is to be fixed at the          options held following notification
         time of exercise


                                                              N/A


         N/A


23       Any additional information                    24     Name of contact and telephone number for
                                                              Queries



                                                              JOHN SEARLES 01506 408715
         N/A


 Name and signature of duly authorised officer of issuer responsible for making notification







Robert Armour (Company Secretary)



Date of notification:  24 OCTOBER 2005







NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS











Please complete all relevant boxes should in block capital letters.


1        Name of the issuer                             2      State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or



                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or



                                                               (iii) both (i) and (ii)



                                                               (ii)



         BRITISH ENERGY GROUP PLC


3        Name of person discharging managerial          4      State whether notification relates to a person
         responsibilities/director                             connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person



                                                               N/A

         ADRIAN MONTAGUE


5        Indicate whether the notification is in        6      Description of shares (including class),
         respect of a holding of the person referred to        debentures or derivatives or financial
         in 3 or 4 above or in respect of a                    instruments relating to shares
         non-beneficial interest(note 3)



         BENEFICIAL INTEREST
                                                               10p ORDINARY SHARES


7        Name of registered shareholders(s) and, if     8      State the nature of the transaction
         more than one, the number of shares held by
         each of them



         ADRIAN MONTAGUE

                                                               AS PART OT REMUNERATION 507 SHARES WERE
                                                               PURCHASED


9        Number of shares, debentures or financial      10     Percentage of issued class acquired (treasury
         instruments relating to shares acquired               shares of that class should not be taken into
                                                               account when calculating percentage)



                                                               0.0%
         507 SHARES



11       Number of shares, debentures or financial      12     Percentage of issued class disposed (treasury
         Instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)



                                                               N/A
         N/A


13       Price per share or value of transaction        14     Date and place of transaction



         426p                                                  24 OCTOBER 2005, LONDON


15       Total holding following notification and total 16     Date issuer informed of transaction
         percentage holding following notification (any
         treasury shares should not be taken into
         account when calculating percentage)



         4,680 SHARES

         91 WARRANTS
                                                               24 OCTOBER 2005


         0.0%



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes




17       Date of grant                                 18     Period during which or date on which it can be
                                                              exercised



                                                              N/A
         N/A



19       Total amount paid (if any) for grant of the   20     Description of shares or debentures involved
         Option                                               (class and number)



         N/A                                                  N/A


21       Exercise price (if fixed at time of grant) or 22     Total number of shares or debentures over which
         indication that price is to be fixed at the          options held following notification
         time of exercise




                                                              N/A
         N/A


23       Any additional information                    24     Name of contact and telephone number for
                                                              Queries



                                                              JOHN SEARLES 01506 408715
         N/A


 Name and signature of duly authorised officer of issuer responsible for making notification







Robert Armour (Company Secretary)



Date of notification:  24 OCTOBER 2005







NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS











Please complete all relevant boxes should in block capital letters.


1        Name of the issuer                             2      State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or



                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or



                                                               (iii) both (i) and (ii)



                                                               (ii)



         BRITISH ENERGY GROUP PLC


3        Name of person discharging managerial          4      State whether notification relates to a person
         responsibilities/director                             connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person



                                                               N/A

         DAVID PRYDE


5        Indicate whether the notification is in        6      Description of shares (including class),
         respect of a holding of the person referred to        debentures or derivatives or financial
         in 3 or 4 above or in respect of a                    instruments relating to shares
         non-beneficial interest(note 3)



         BENEFICIAL INTEREST
                                                               10p ORDINARY SHARES


7        Name of registered shareholders(s) and, if     8      State the nature of the transaction
         more than one, the number of shares held by
         each of them



         DAVID PRYDE

                                                               AS PART OT REMUNERATION 446 SHARES WERE
                                                               PURCHASED


9        Number of shares, debentures or financial      10     Percentage of issued class acquired (treasury
         instruments relating to shares acquired               shares of that class should not be taken into
                                                               account when calculating percentage)



                                                               0.0%
         446 SHARES



11       Number of shares, debentures or financial      12     Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)



                                                               N/A
         N/A


13       Price per share or value of transaction        14     Date and place of transaction



         426p                                                  24 OCTOBER 2005, LONDON


15       Total holding following notification and total 16     Date issuer informed of transaction
         percentage holding following notification (any
         treasury shares should not be taken into
         account when calculating percentage)



         8,643 SHARES


                                                               24 OCTOBER 2005
         0.0%



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes




17       Date of grant                                 18     Period during which or date on which it can be
                                                              exercised



                                                              N/A
         N/A



19       Total amount paid (if any) for grant of the   20     Description of shares or debentures involved
         Option                                               (class and number)



         N/A                                                  N/A


21       Exercise price (if fixed at time of grant) or 22     Total number of shares or debentures over which
         indication that price is to be fixed at the          options held following notification
         time of exercise


                                                              N/A


         N/A


23       Any additional information                    24     Name of contact and telephone number for
                                                              Queries



                                                              JOHN SEARLES 01506 408715
         N/A


 Name and signature of duly authorised officer of issuer responsible for making notification







Robert Armour (Company Secretary)



Date of notification:  24 OCTOBER 2005







NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS











Please complete all relevant boxes should in block capital letters.


1        Name of the issuer                             2      State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or



                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or



                                                               (iii) both (i) and (ii)



                                                               (ii)



         BRITISH ENERGY GROUP PLC


3        Name of person discharging managerial          4      State whether notification relates to a person

         responsibilities/director                             connected with a person discharging

                                                               managerial responsibilities/director named in 3

                                                               and identify the connected person

         SIR ROBERT WALMSLEY

                                                               N/A


5        Indicate whether the notification is in        6      Description of shares (including class),
         respect of a holding of the person referred to        debentures or derivatives or financial
         in 3 or 4 above or in respect of a                    instruments relating to shares
         non-beneficial interest(note 3)



         BENEFICIAL INTEREST
                                                               10p ORDINARY SHARES


7        Name of registered shareholders(s) and, if     8      State the nature of the transaction
         more than one, the number of shares held by
         each of them



         SIR ROBERT WALMSLEY

                                                               AS PART OT REMUNERATION 439 SHARES WERE
                                                               PURCHASED


9        Number of shares, debentures or financial      10     Percentage of issued class acquired (treasury
         instruments relating to shares acquired               shares of that class should not be taken into
                                                               account when calculating percentage)



                                                               0.0%
         439 SHARES



11       Number of shares, debentures or financial      12     Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)



                                                               N/A
         N/A


13       Price per share or value of transaction        14     Date and place of transaction



         426p                                                  24 OCTOBER 2005, LONDON


15       Total holding following notification and total 16     Date issuer informed of transaction
         Percentage holding following notification (any
         treasury shares should not be taken into
         account when calculating percentage)



         5,037 SHARES


                                                               24 OCTOBER 2005


         0.0%



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes




17       Date of grant                                 18     Period during which or date on which it can be
                                                              exercised



                                                              N/A
         N/A



19       Total amount paid (if any) for grant of the   20     Description of shares or debentures involved
         Option                                               (class and number)



         N/A                                                  N/A


21       Exercise price (if fixed at time of grant) or 22     Total number of shares or debentures over which
         indication that price is to be fixed at the          options held following notification
         time of exercise


                                                              N/A


         N/A


23       Any additional information                    24     Name of contact and telephone number for
                                                              Queries



                                                              JOHN SEARLES 01506 408715
         N/A


 Name and signature of duly authorised officer of issuer responsible for making notification







Robert Armour (Company Secretary)



Date of notification:  24 OCTOBER 2005





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 25, 2005                    BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations